January 17, 2012

VIA EDGAR AND E-MAIL
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 18, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 000-51251

Dear Mr. Rosenberg:

This letter constitutes the responses on behalf of LifePoint Hospitals, Inc. (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission” or the “Staff”) contained in your letter to the Company dated December 20, 2011 related to the above-referenced filings.  We have recited the comments in bold type and have followed the comments with the responses of the Company.

103 Powell Court, Brentwood Tennessee 37027
Phone 615.372.8500

LifePointHospitals.com

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 17, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adoption of Electronic Health Records, page 33

1.	For the nine months ended September 30, 2011 you recognized $15.2 million of “other revenues related to estimated Medicaid EHR incentive payments.” Please address the following:
•	Provide us proposed disclosure to be included in your financial statements of future periodic reports of your accounting policy for recognizing these “revenues;”

In response to the Staff’s comment, the Company proposes to include disclosure to the following effect in the notes to the Company’s financial statements included in its future annual reports on Form 10-K and quarterly reports on Form 10-Q, as necessary, filed with the Commission:

The American Recovery and Reinvestment Act of 2009 (“ARRA”) provides for incentive payments under the Medicare and Medicaid programs for certain hospitals and physician practices that demonstrate meaningful use of certified electronic health record (“EHR”) technology.  These provisions of ARRA, collectively referred to as the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), are intended to promote the adoption and meaningful use of interoperable health information technology and qualified EHR technology.

The Company accounts for EHR incentive payments in accordance with Accounting Standards Codification (“ASC”) 450-30, “Gain Contingencies” (“ASC 450-30”).  In accordance with ASC 450-30, the Company recognizes a gain for EHR incentive payments when its eligible hospitals and physician practices have demonstrated meaningful use of certified EHR technology for the applicable period and when the cost report information for the full cost report year that determines the final calculation of the EHR incentive payment is available.  The demonstration of meaningful use is based on meeting a series of objectives and varies among hospitals and physician practices, between the Medicare and Medicaid programs and within the Medicaid program from state to state.  Additionally, meeting the series of objectives in order to demonstrate meaningful use becomes progressively more stringent as its implementation is phased in through stages as outlined by the Centers for Medicare and Medicaid Services (“CMS”).

For the year ended December 31, 2011, the Company recognized $XXX million in EHR incentive payments in accordance with the HITECH Act.  These payments are reflected separately in the accompanying consolidated statement of operations under the caption “Other income”.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 17, 2012

The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures does not directly correlate with the timing of the Company’s receipt or recognition of the EHR incentive payments.

•	Provide us your analysis supporting recognition in each quarter in which an amount was recognized; and

The Company supplementally provides the following response to the Staff’s comment:

The Company first recognized EHR incentive payments during the second quarter of 2011 and again during the third quarter of 2011.  Amounts recognized during the second and third quarters of 2011 related solely to the Medicaid programs in those states where the Company had met the adoption, implementation or upgrade (“AIU”) Medicaid criteria of certified EHR technology and for which the full cost report year on which the final calculation was determined was available.  CMS has indicated that proof of purchase or evidence of a signed contract would likely be an acceptable indicator of AIU of certified EHR technology under the Medicaid program.  Accordingly, the Company, having attested to meeting these criteria, recognized $4.2 million and $11.0 million in EHR incentive payments during the second and third quarters of 2011, respectively.  The Company recognized Medicaid EHR incentive payments in accordance with the AIU criteria in connection with its execution of contracts for the purchase or implementation of certified EHR technology for certain of its hospitals in various states.  The amounts recognized represent the actual payments that were subsequently received or the amounts expected to be received for year one compliance as determined in accordance with formulas provided by CMS and the respective states in which the hospitals attested.

Through September 30, 2011, the Company had not recognized any EHR incentive payments under the Medicare program because the Company had not met all of the objectives to demonstrate compliance with year one meaningful use compliance in accordance with the Medicare program.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 17, 2012

•	Provide us your analysis supporting your classification within the line item “revenues” in your consolidated statements of operations.

The Company supplementally provides the following response to the Staff’s comment:

Through September 30, 2011, the Company accounted for its EHR incentive payments in accordance with a grant accounting model and consistent with the consensus position of the American Institute of Certified Public Accountants health care industry expert panel.  Under the grant accounting model, as the amount and timing of the receipt and recognition of EHR incentive payments does not correlate with the amount and timing of the related expenditures, the Company determined that the classification of the EHR incentive payments as revenues was more appropriate than as an offset of expense.  Additionally, the Company determined that the revenue classification of its EHR incentive payments was appropriate based on comparable industry practices and the belief that the reimbursement directly related to patient services as the formulas used to estimate the amount of the EHR incentive payments is partially based on individual hospital patient discharge volumes.

During the fourth quarter of 2011, the Company determined that its EHR incentive payments are more appropriately accounted for under a gain contingency accounting model in accordance with ASC 450-30.  In accordance with ASC 450-30, the Company will recognize gains for these EHR incentive payments when its eligible hospitals and physician practices have demonstrated meaningful use of certified EHR technology for the applicable period and when the cost report information for the full cost report year that determines the final calculation of the EHR incentive payment is available.

The Company’s conversion to the gain contingency accounting model for the recognition of EHR incentive payments does not change the amount of EHR incentive payments previously recognized by the Company or the Company’s previously reported results of operations for the periods ended June 30, 2011 and September 30, 2011. However, all previously recognized EHR incentive payments, as well as all future EHR incentive payments, will be separately reported as other income in the Company’s consolidated statements of operations.

The Company recognized $4.2 million and $15.2 million in Medicaid EHR incentive payments during the six months ended June 30, 2011 and the nine months ended September 30, 2011, respectively.  These amounts represent less than 1.0% of revenues during these periods.  The Company does not consider this change in classification material such that restatement of its previously reported results is necessary.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 17, 2012

Additionally, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	The Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at (615) 372-8635.

Respectfully submitted,

/s/ Michael S. Coggin

Michael S. Coggin
Senior Vice President and
Chief Accounting Officer